

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

Via E-Mail
Jason Smart
President
Medical Makeover Corporation of America
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

> **Re:     Medical Makeover Corporation of America**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed November 17, 2011**
> **File No. 000-30621**

Dear Mr. Smart:

   We have reviewed your revised filing and your response letter dated November 17, 2011 and have the following comments.  References to prior comments refer to our letter dated October 27, 2011.

General

1.     We note your response to prior comment 1 and the filing of your original Certificate of Incorporation as an annex to your Information Statement.  Based upon the information contained in your Certificate of Incorporation, it appears as though your proposed amendment would increase the amount of the company's authorized shares of common stock, which is inconsistent with disclosure in your Information Statement indicating that the amendment will decrease your authorized shares.  In this regard, we note that your Certificate of Incorporation reflects 100,000,000 authorized shares of common stock, whereas your Information Statement and proposed amendment purport to reduce your authorized shares of common stock from 10,000,000,000 to 500,000,000.  Please advise. If there has been a prior amendment to your original Certificate of Incorporation, please include a copy of such amendment as an appendix to your Information Statement. Additionally, confirm that you will include copies of your original Certificate of Incorporation and Bylaws, together with any amendments thereto, as exhibits to your Form 10-K for the fiscal year ended December 31, 2011.

2.     We note your response to prior comment 4 indicating that the company is no longer amending its Certificate of Incorporation to effect a name change.  However, your Information Statement continues to make several references to a name change.  Review and revise your Information Statement to remove such references.

Effects on Individual Stockholders, page 6

3.      We note your response to prior comment 7.  However, your Information Statement continues to make references to paying cash to stockholders in lieu of issuing fractional shares (e.g., on page 7 under "Fractional Shares" and page 8 under "U.S. Federal Income Tax Considerations on Our Shareholders").  As previously requested, please review and revise your disclosure to ensure that the effects of the stock split are accurately and consistently described.


        Please direct any questions or comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or, in her absence, to the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel


cc:      Via E-mail
         Eric P. Littman, P.A